EXHIBIT 12.1

Murphy Oil Corporation and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of dollars)

	Years Ended December 31,[1]
	2009	2008	2007	2006	2005
Income from continuing operations before income taxes	$1,277,173	2,818,365	1,189,004	971,883	1,319,386
Distributions (less than) greater than equity in earnings of affiliates	4,970	1,012	294	(4,065)	(5,514)
Previously capitalized interest charged to earnings during period	28,275	21,898	14,585	11,741	15,564
Interest and expense on indebtedness, excluding capitalized interest	24,391	42,152	24,784	9,476	8,765
Interest portion of rentals[2]	28,501	29,174	13,554	14,021	9,397

Earnings before provision for taxes and fixed charges	$1,363,310	2,912,601	1,242,221	1,003,056	1,347,598

Interest and expense on indebtedness, excluding capitalized interest	24,391	42,152	24,784	9,476	8,765
Capitalized interest	28,614	31,459	49,881	43,073	38,539
Interest portion of rentals[2]	28,501	29,174	13,554	14,021	9,397

Total fixed charges	$81,506	102,785	88,219	66,570	56,701

Ratio of earnings to fixed charges	16.7	28.3	14.1	15.1	23.8

[1]	Prior years reclassified to conform to current presentation.

[2]	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

Ex. 12.1